Exhibit 1

MEDIA

RELEASE

3 May 2012

SOUND RESULTS, WELL POSITIONED IN CHANGING AND CHALLENGING TIMES

 ■             Cash earnings1 $3,195 million, up 1% on 1H11 and up 2% on 2H11

 ■             Cash earnings per share of 105 cents, down 1% on 1H11 and up 1% on 2H11

 ■             Operating income1 up 5%, growing ahead of expenses at 4%

 ■             Fully franked dividend of 82 cents per share, up 2 cents

 ■             Customer deposits up 11%, lending up 5%

 ■             Net interest margin 2.17%, down 4bps on 1H11 and down 6bps on 2H11

 ■             Expense to income ratio1 41.1%, improved 10bps

 ■             Statutory net profit $2,967 million, down 25% as 1H11 benefited from St.George tax consolidation

 ■             Tier 1 capital up 28bps to 9.81%; improved asset quality, with stressed exposures to total committed exposures declining 59bps

 ■             Cash return on equity 15.1%

Westpac Group today announced increased cash earnings of $3,195 million for the six months to 31 March 2012, rising 1% from $3,168 million compared to the same period last year.

Westpac Group Chief Executive Officer, Gail Kelly, said: “This is a sound result in a challenging environment and reflects continued progress in building a stronger and more productive organisation.

“A highlight of these results is the strong performance of our two largest divisions, Westpac Retail & Business Banking and Westpac Institutional Bank. Both delivered particularly pleasing core earnings2 growth from strong customer activity. In Westpac Retail & Business Banking, our investment in the front line through Westpac Local is clearly delivering; in Westpac Institutional Bank, as Australia’s leading institutional bank, we are well placed to assist customers in these volatile times.

“St.George Banking Group’s earnings were lower but the foundations are in place for improved performance. Already our investment in Bank of Melbourne is showing good progress. BT Financial Group had solid operating momentum offset by the impact of softer asset markets and a weaker equities contribution. Westpac New Zealand produced a strong all-round performance, with cash earnings up 24% on First Half 2011.

“A strong balance sheet has been a hallmark of the Westpac Group over recent years. I am pleased to say we continued to strengthen our position with increased capital, an improved funding profile and excellent asset quality. On efficiency, we continue to be the leading Australian bank, with our cost to income ratio significantly better than our peers.”

1  All comparisons in this release refer to First Half 2012 against First Half 2011 unless otherwise stated. For an explanation of cash earnings and reconciliation to reported results refer to pages 5-6 of the Group’s Interim Results Announcement for the Half Year ended 31 March 2012.

2  Core earnings is operating profit before income tax and impairment charges.

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Leading indicators of progress on our strategy

At Westpac’s Full Year 2011 results, the Group outlined a number of focus areas. Compared to Second Half 2011, the Group made good progress in growing revenues and building stronger returns. In particular:

■                Customer return on credit risk weighted assets improved to 4.12% from 4.07% recorded for the Second Half 2011;

■                Deposit growth was above system; lending was a little below system, with disciplined management of margin;

■                Customer numbers increased 2.4%, with growth in Bank of Melbourne particularly strong, up 7% in First Half 2012;

■                Penetration of insurance and wealth cross-sell increased – up 70 basis points to 17.7% across the Group. Westpac Retail & Business Banking ranked number one among the large banks at 20.3% and St.George had the greatest improvement, up 140 basis points to 14%;

■                Westpac Institutional Bank grew customer revenue by 8% and deepened market share in key target segments of trade, natural resources and agriculture;

■                Customers with four or more products increased to 29.9% in Westpac Retail & Business Banking (up 60 basis points) and to 27.5% in St.George Banking Group (up 90 basis points);

■                Revenue per average FTE increased 5%.

Dividend

Westpac Group declared a record fully franked interim dividend of 82 cents per share, up 3% over the prior half. The Group’s strong capital position, with Tier 1 ratio up 13 basis points on Second Half 2011 to 9.81%, and surplus franking credit position, supported the dividend increase.

Mrs Kelly said: “The strength of our position means that about three-quarters of our profit can be returned as dividends to our shareholders, the vast majority of whom are Australians owning shares directly or through their superannuation funds.”

Composition of operating profit (on a cash earnings basis)

■                Net interest income increased $259 million to $6,223 million, with a 6% rise in average interest earning assets partially offset by a decline in margins.

■                Lending increased $22 billion, or 5%, from March 2011, with growth in Australian housing loans the primary driver of this increase. This was supported by Westpac Institutional Bank’s growth in trade finance and 3% loan growth in New Zealand.

■                Customer deposits increased $31 billion to $320 billion, up 11%, with virtually all the growth in Australian term deposits (up 31%), reflecting a focus on more stable deposit sources.

■                Group net interest margin was 2.17% for First Half 2012, a decrease of 4 basis points from First Half 2011 and a decrease of 6 basis points on Second Half 2011. The decline was due to the repricing of lending being insufficient to offset higher funding costs. These higher funding costs were mostly due to the increased benefit customers received from higher deposit returns relative to market rates. The margin, excluding the more volatile Treasury and Markets income, was 2.07% for First Half 2012, down five basis points from Second Half 2011 and down one basis point from First Half 2011. Given ongoing funding pressures, the margin, excluding Treasury and Markets, ended the half lower at 2.02%.

■                Non-interest income was up $126 million or 5% compared to First Half 2011. Trading income rose $102 million, mostly from increased customer demand for foreign exchange and interest rate hedging. Wealth management income was a little lower, down $10 million, as the benefits from improving cross sell and strong fund flows were offset by the impact of weaker markets on funds under management and funds under administration balances.

■                Expenses were up $154 million, or 4%, over First Half 2011, compared with 5% revenue growth. Compared to Second Half 2011, expenses were up 1%.

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■                Impairment charges were $145 million higher, principally due to reduced benefit from repayments and write-backs in Westpac Institutional Bank. In addition, the prior corresponding period benefited from reduced economic overlay provisions, which were not repeated in First Half 2012.

Divisional performance

Cash earnings by division ($million)	1H12	2H11	1H11	% change 1H11-1H12	% change 2H11-1H12
Australian Financial Services	1,912	1,972	1,865	+3	-3
Westpac Retail & Business Banking	1,049	994	921	+14	+6
St.George Banking Group	569	615	602	-5	-7
BT Financial Group	294	363	342	-14	-19
Westpac Institutional Bank	663	661	655	+1	+0.3
Westpac New Zealand (NZ$)	333	291	269	+24	+14

Australian Financial Services

In November 2011, the Group announced a new structure as part of the next phase of its strategy. The newly-created Australian Financial Services division consists of the Group’s Australian retail, business banking and wealth businesses (Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group).

Westpac Retail & Business Banking saw an increase in cash earnings of 14%, the result of momentum created by our investment in Westpac Local, a program to upskill and empower front-line staff. This result was achieved in an environment where demand for new lending remains low and where customers continue to focus on reducing their debt and increasing their savings. Westpac Retail & Business Banking achieved retail deposit growth ahead of system, and lending growth in line with system.

St.George Banking Group cash earnings were down 5% compared to First Half 2011. This reflects work over the past 18 months to reposition the St.George and BankSA businesses to improve mortgage returns by reducing reliance on third party mortgage lending and reducing concentration in the commercial property segment. Asset quality has continued to improve although impairment charges were slightly higher in First Half 2012.

St.George Banking Group continued to strengthen customer relationships, with the fastest growth in penetration of wealth products among the major banks. Deposit growth in particular was very strong, up 12% compared to First Half 2011, while reliance on third party lending was much reduced. Bank of Melbourne has shown early signs of success, with a 7% increase in customer numbers over the past six months.

BT Financial Group recorded good operational momentum but its overall financial result was lower principally because of the impact of lower asset markets, a reduced contribution from the equities business and the de-risking of its lenders mortgage insurance business. Supporting BT Financial Group’s performance were good funds under administration flows, improving insurance cross-sell, stronger advice sales (new business revenues up 36%) and continued success capturing a higher portion of corporate superannuation flows.

Westpac Institutional Bank

Westpac Institutional Bank delivered a strong increase in core earnings of 9% on First Half 2011, with improved customer activity and well-managed expenses. Supporting this growth has been higher debt markets origination income, increased transactional revenues (particularly from trade finance), and strong markets income as customers looked to manage their exposure to the more volatile conditions. Asset quality remains strong, although a reduced benefit from repayment and write-backs led to an impairment charge.

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Westpac New Zealand

Westpac New Zealand delivered a strong performance, with cash earnings increasing 24% compared to First Half 2011, benefiting from the prior investment in the New Zealand branch network. Balance sheet growth was modest with lending up 4% and deposits up 6%, reflecting the subdued economy. Improved margins, strong wealth and insurance cross-sell and lower impairment charges contributed to the strong result.

Productivity

In First Half 2012, the Group delivered $102 million in productivity savings. Most of these efficiencies were generated from programs delivered in the prior year. This included a reduction in the number of full-time equivalent employees and significant efficiencies gained through improving processes. Examples include a 25% reduction in the time taken to approve broker originated loans in certain brands and cutting the time taken to prepare business loan contracts from three days to one. Savings have also been achieved following the creation of the Australian Financial Services, and Group Services divisions (which principally combined the Technology and Operations divisions). These changes created additional opportunities to reduce duplication and improve co-ordination.

The Group also announced it was looking at its supplier arrangements through a best-sourcing program. This has involved bringing in-house some activities previously managed externally, and better utilising the global expertise of select suppliers in certain technology and back-office areas.  In First Half 2012, as part of its supplier program, the Group incurred and provisioned for non-recurring expenses amounting to $93 million after tax. This amount has been excluded from cash earnings.

The Group’s five-year, $2 billion Strategic Investment Priorities program is more than 60% complete and is increasing productivity and providing new functionality to front-line staff and customers. In addition, this investment is significantly improving the stability of IT infrastructure. Over the past six months the program rolled out the St.George call centre platform across Westpac Retail & Business Banking, commissioned the new data centre in Western Sydney and finalised major payment changes. The roll-out of the St.George teller platform (Spider) across Westpac Retail & Business Banking is also almost two-thirds complete.

Asset quality

Asset quality continued to improve in First Half 2012 with the proportion of stressed exposures to total committed exposures steadily declining. At 31 March 2012, the ratio had fallen to 2.26%, down 22 basis points over the half and down 94 basis points from the peak recorded at September 2010.  The small and medium business portfolio is recognising additional stress, although at a much slower rate. Stress has begun to emerge in sectors impacted by the high Australian dollar and by weak discretionary consumer spending such as the wholesale retail and trade segments.

Consumer asset quality has continued to be very solid, with little change to delinquencies over the half, and actual mortgage losses remaining small. Mortgage delinquencies greater than 90 days were down 4 basis points during the year to 55 basis points at 31 March 2012.

Provisioning cover remains very strong, with total impaired asset provisions to impaired assets at 38%. The ratio of collectively assessed provisions to credit risk weighted assets remains at the top end of the sector at 1.22%, down 16 basis points since 31 March 2011.

Balance sheet strength

Westpac Group’s funding position has continued to improve, with the customer deposits to loans ratio rising 360 basis points to 63.2%. The Group raised $17.4 billion in new term wholesale funding in First Half 2012 and the Group’s stable funding ratio increased 200 basis points over the half to 79%. The Group’s liquidity position stands at $101 billion, with the composition little changed from 30 September 2011.

Westpac Group further strengthened its balance sheet, with the Tier 1 ratio up 28 basis points over the year to 9.81%, supported by good organic capital growth and the issue of a new hybrid,

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Westpac CPS. The Group is well placed to meet the new Basel III capital requirements when they become effective on 1 January 2013.

Outlook

The 2012 financial year began with significant uncertainty and volatility driven by a weaker global economic outlook and ongoing instability associated with the European sovereign crisis. Some stability returned to markets during the half, supported by a more positive US growth outlook and the European Long-Term Refinancing Operation, which provided more certainty to markets. Overall, however, the global recovery remains fragile.

Australia’s economic fundamentals remain sound with low unemployment, controlled inflation and low levels of Government debt.  Nevertheless, businesses and consumers remain cautious with a preference towards paying off debt and holding more deposits. As a result, growth remains uneven and activity remains soft in those sectors that rely on consumer demand, non-commodity exports and tourism.

New Zealand is experiencing similar trends, although growth has been even more modest, with global uncertainty impacting exports. Confidence and activity are showing some signs of improvement as the rebuild of Christchurch gathers momentum, although the pace of improvement is likely to be slow.

For the financial services industry these economic shifts are part of broader structural changes for the sector, which include significantly increased regulatory demands and costs. Higher capital, higher levels of liquidity and the need to further enhance the stability of funding are also features in this changed environment. Funding costs are expected to remain elevated, with competition intense, particularly for retail deposits. Lending growth is likely to remain modest.

Westpac believes that these changed economic and industry forces are structural in nature and requires a strategic response. In this regard:

•                      The Group is well underway with its balance sheet repositioning work, strengthening its capital and funding profile;

•                      Westpac is driving a strong productivity agenda, including the simplification of processes, and the implementation of new supplier arrangements;

•                      From a growth perspective, Westpac is directing effort and investment to those sectors expected to generate higher growth and return outcomes, including wealth, deposits, SME, natural resources, agriculture, trade finance (including through investment in Asia) and transactional banking. The Group’s distinctive multi-brand approach and relationship management capabilities are key enablers for this, as is the fact that Westpac is Australia’s leading institutional bank.

In conclusion, having come through the Global Financial Crisis in good shape, and while expecting volatile and challenging times to continue, Westpac Group is proactively positioning itself for continued success.

For further information

Paul Marriage Westpac Media Relations Ph: 02 8219 8512 Mob: 0401 751 860	Andrew Bowden Westpac Investor Relations Ph: 02 8253 4008 Mob: 0438 284 863

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